Release:    Immediate

Contact: Shannon Fryhoff    (editorial/media)
         (408) 986-7229


         Susan Overstreet   (investment community)
         (408) 748-5227


        Santa Clara, California--November 26, 1996--Applied Materials, Inc. announced today that Orion Corp. I, its wholly owned subsidiary, has commenced a cash tender offer for all outstanding shares of common stock of Opal, Inc. at $18.50 per share.

     The offer is being made pursuant to the previously announced merger agreement between Applied Materials and Opal. The offer is conditioned upon, among other things, the tender of a majority of the shares outstanding on a fully diluted basis. The offer and withdrawal right are scheduled to expire at 12:00 midnight on Tuesday, December 24, 1996. Morgan Stanley & Co. Incorporated is acting as the Dealer Manager in connection with the offer and Georgeson & Company Inc. is acting as the Information Agent in connection with the offer.

        Applied Materials, Inc. is a Fortune 500 global growth company and the world's largest supplier of wafer fabrication systems and services to the global semiconductor industry. Applied Materials is traded on the Nasdaq National Market under the symbol "AMAT." Applied Materials web site is http://www.AppliedMaterials.com